Exhibit E

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Alternative Investment Partners	One Tower Bridge 100 Front Street West Conshohocken, PA 19428

January 24, 2018

Dear Shareholder:

AIP Macro Registered Fund A (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on November 24, 2017 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of March 29, 2018) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of your purchased Shares based on the unaudited net asset value of the Fund as of March 29, 2018, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the initial payment due under the Note will be wire-transferred no later than April 27, 2018, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2018 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2018.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

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Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

AIP Macro Registered Fund A

Enclosure

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